UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEC FILE NUMBER
000-51312
WASHINGTON, DC 20549
SEC FILE NUMBER 000-51312
FORM 12b-25	CUSIP NUMBER 823214101

NOTIFICATION OF LATE FILING
(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

China Automotive Systems, Inc.

Full name of Registrant

Former Name if Applicable

No. 1 Henglong Road, Yu Qiao Development Zone Shashi District

Address of Principal Executive Office (Street and number)

Jing Zhou City, Hubei Province, The People’s Republic of China, 434000

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the Fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

As disclosed in the Current Report on Form 8-K filed by China Automotive Systems, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 17, 2011, the Company announced that it expects to restate its previously issued financial statements for fiscal year 2009 and the first three quarters of fiscal year 2010 to reflect non-cash gains or losses related to the accounting treatment for the Company’s convertible notes issued on February 15, 2008 based on the guidance outlined in Accounting Standard Codification (ASC) 815 (“ASC 815”).

The Company undertook a review to determine the total amount of the errors and the accounting periods in which the errors occurred.  The Company’s review was overseen by the audit committee of the board of directors of the Company (the “Audit Committee”).  The Audit Committee concluded on March 12, 2011 that the Company’s previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2009 and unaudited interim consolidated financial statements as of and for the quarterly periods ended March 31, June 30 and September 30, 2010 should no longer be relied upon because of these errors in the financial statements.  The Company’s board of directors agreed with the Audit Committee’s conclusions.  The Company intends to restate these financial statements.  Because of the nature and timing of the review, the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 with the SEC on March 16, 2011, the prescribed due date.  The Company does not expect that such filing will be made within the extension period provided for under Rule 12b-25.  The delay could not be eliminated without unreasonable effort or expense.  The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 will be filed as soon as practicable after the Company has completed the restatement process.

PART IV — OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Li Jie	86	27-5981-8527
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).YesNo

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has identified historical accounting errors relating to the accounting treatment of the Company’s convertible notes issued on February 15, 2008.  The errors resulted from the Company’s failure to properly apply the requirements of ASC 815, which changed the accounting treatment of convertible notes effective January 1, 2009.

The Audit Committee concluded on March 12, 2011 that the Company’s previously issued audited consolidated financial statements as of and for the fiscal year ended December 31, 2009, and related auditors’ report, and unaudited interim consolidated financial statements as of and for the quarterly periods ended March 31, June 30 and September 30, 2010, should no longer be relied upon because of these errors in the financial statements.  The Company intends to restate these financial statements.  The Company’s board of directors agreed with the Audit Committee’s conclusions.

The Audit Committee is overseeing this review.  As the Company’s review is continuing, the Company is not able to file its annual report on Form 10-K for the year ended December 31, 2010 on time.  The Company has not reached a final conclusion on the effect of these accounting errors on its assessment of internal control over financial reporting and disclosure controls and procedures.  Given the complexity of the analysis, the Company expects that the review will be completed during the second quarter of 2011, including the filing of amended quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2010 (which will also include restated comparative financial statements for the respective quarterly periods of 2009) and an amended annual report on Form 10-K for the year ended December 31, 2009 to restate the financial statements for those periods.  The current estimated adjustment for the change in the fair value of the derivatives for the year ended December 31, 2009 is a loss of $43 million, and a gain for the year ended December 31, 2010 of $19 million.  The estimated adjustments are subject to changes, pending the completion of the necessary assessment and procedures that the Company is currently undertaking.

The Company’s review of these accounting errors and their impact on the Company’s consolidated financial statements is continuing.  The accounting errors did not result from any changes in the Company’s internal accounting policies, and the Company has no evidence that the errors resulted from any fraud or intentional misconduct.  Management identified the accounting errors in connection with the ongoing 2010 annual audit procedures undertaken by the Company’s recently engaged independent public accounting firm, PricewaterhouseCoopers Zhong Tian CPAs Limited Company.

China Automotive Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 17, 2011	By: /s/ Hanlin Chen
Name: Hanlin Chen
Title: Chairman